NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER REPORTS DISAGREEMENT WITH SHAREHOLDER

September 8, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber reports that the Board of Directors of the Company has received a letter from legal counsel for Mr. Jim Puplava, a director and significant shareholder of Kimber, advising that Mr. Puplava intends to commence a proxy battle and that he will be moving forward with the objective of replacing the majority of the Board of Directors and current management of Kimber. Management will oppose Mr. Puplava's proxy solicitation.

There have been disagreements between its senior management and Mr. Puplava. The disagreements have come to a head and Kimber's Board of Directors has resolved to retain special counsel, who is independent of Kimber and the individuals who are in disagreement, for the purpose of investigating the facts pertaining to both sides and making recommendations to the Board. Once such report has been received and reviewed by the Board, it will decide on a course of action.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.